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                             May 11, 2023

       Ross Muken
       Chief Financial Officer
       SOPHiA GENETICS SA
       185 Dartmouth Street Floor 5
       Boston, MA 02116

                                                        Re: SOPHiA GENETICS SA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 7, 2023
                                                            Form 6-K furnished
May 9, 2023
                                                            File No. 001-40627

       Dear Ross Muken:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 6-K furnished May 9, 2023

       Exhibit 99.3
       Reconciliation of IFRS to Adjusted IFRS Statement of Profit and Loss, page 11

   1.                                                   Your non-IFRS
presentation appears to represent a full consolidated statement of profit and loss. Please tell
us why you believe your presentation is consistent with Question
                                                        102.10(a) through (c)
of the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
 Ross Muken
FirstName  LastNameRoss
SOPHiA GENETICS    SA Muken
Comapany
May        NameSOPHiA GENETICS SA
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at (202) 551-3613 or Frank Wyman at (202) 551-3660 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences